FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2003

Current Technology Corporation (File#0-1984)

(Translation of registrant's name into English)

Suite 530 - 800 West Pender Street, Vancouver, BC Canada V6C 2V6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

NEWS RELEASE

Current Technology Completes Distributorship Agreement for Miami-Dade And Broward Counties, Florida

VANCOUVER, British Columbia, December 24, 2003- The following was issued today by Robert Kramer, Director, Current Technology Corporation (BULLETIN BOARD: CRTCF)

Current Technology has completed a definitive exclusive distributorship agreement for Miami-Dade and Broward counties, encompassing the dynamic Miami-Ft. Lauderdale, Florida, corridor with a population of approximately 4 million. Under terms of the distributorship agreement which has an effective date of January 15, 2004, the distributor will purchase a minimum of 40 CTG (CosmeticTrichoGenesis) Mark 5 units over a period of three years, with an initial purchase of five units.

A citizen of Mexico, the distributor has extensive business interests in the Americas with a particular focus in Florida. Importantly, he has personal experience with the TrichoGenesis technology, as he is a client of the exclusive distributor in Mexico.

The Company is presently negotiating with other parties who have expressed an interest in obtaining exclusive distribution rights to other areas in the United States.

Current Technology believes that its CTG Mark 5 unit, a breakthrough method for improving the appearance of thinning hair, is a natural fit in the cosmetic use market in the United States. The process is safe, painless and non-invasive. Current Technology's products are patented in the United States and around the world.

For further information, please contact:

CORPORATE:

INVESTOR RELATIONS:

Robert Kramer

Richard Hannon

Current Technology Corporation

Polestar Communications

1 800 661 4247

1 866 858 4100

604 684 2727

bob@currentech.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Current Technology Corporation

(Registrant)

By: "Robert Kramer"

(Signature)

Robert Kramer, CFO

Date: December 24, 2003